Filed pursuant to Rule 433
Registration No. 333-164300
Issuer Free Writing Prospectus
Term Sheet
Dated March 22, 2011
The Bank of Nova Scotia
US$1,000,000,000 2.900% SENIOR NOTES DUE 2016

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	2.900% Senior Notes due 2016

Aggregate Principal Amount Offered:	US$1,000,000,000

Maturity Date:	March 29, 2016

Price to Public:	99.834% of the principal amount of the Securities, plus accrued interest from March
29, 2011, if any

Underwriters’ Fee:	0.35%

Net Proceeds to the Bank after Underwriters’	US$994,840,000
Fee and Before Expenses:

Coupon (Interest Rate):	2.900%

Re-offer Yield:	2.936%

Spread to Benchmark Treasury:	T + 90 basis points

Benchmark Treasury:	2.125% due February 29, 2016

Benchmark Treasury Yield:	2.036% (2.125% due February 29, 2016)

Interest Payment Dates:	March 29 and September 29 of each year, beginning on September 29, 2011

Trade Date:	March 22, 2011

Settlement Date:	March 29, 2011; (T+5)

CUSIP / ISIN:	064149D87 / US064149D876

Underwriters:

Principal Amount of
Securities to Be
Underwriter	Purchased
Barclays Capital Inc.	$200,000,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	180,000,000
Scotia Capital (USA) Inc.	180,000,000
Citigroup Global Markets Inc.	150,000,000
Morgan Stanley & Co. Incorporated	150,000,000
Goldman, Sachs & Co.	50,000,000
UBS Securities LLC	50,000,000
J.P. Morgan Securities LLC	40,000,000

Total	$1,000,000,000
The Bank has filed a registration statement (File No. 333-164300) (including a base shelf prospectus dated January 11, 2010) and a preliminary prospectus supplement dated March 22, 2011 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Barclays Capital Inc. at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Scotia Capital (USA) Inc. at
1-800-372-3930, Citigroup Global Markets Inc. at 1-877-858-5407 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.